Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-206786

Prospectus

6,880,333 Shares of Common Stock issuable upon the

exercise of 6,880,333 outstanding Class A Warrants

206,410 Shares of Common Stock issuable upon the

exercise of the Representative’s Warrant

This prospectus relates to (i) 6,880,333 shares (the “Class A Warrant Shares”) of our common stock, par value $0.0001 per share (the “common stock”), issuable upon the exercise of 6,880,333 Class A warrants (the “Class A Warrants”) to purchase one share of common stock originally issued on July 28, 2014 and (ii) 206,410 shares of common stock (the “Representative’s Warrant Shares” and, together with the Class A Warrant Shares, the “Shares”) issuable upon the exercise of the Representative’s Warrant (the “Representative’s Warrant” and, together with the Class A Warrants, the “Warrants”) originally issued on August 27, 2014, in each case pursuant to the Registration Statement on Form S-3 (Registration No. 333-206786), as amended, which was initially filed with the Securities and Exchange Commission (the “SEC”) on September 4, 2015.

The Class A Warrants are exercisable at an exercise price of $4.80 per share on or before February 1, 2017. The Representative’s Warrant is exercisable at an exercise price of $7.50 per share on or before July 28, 2019. The shares of our common stock and the Class A Warrants are listed on the NASDAQ Capital Market under the symbols “CFRX” and “CFRXW,” respectively. The last reported sale price of our common stock and the Class A Warrants on the NASDAQ Capital Market on March 29, 2016 was $3.34 per share and $0.57 per Class A Warrant, respectively.

This prospectus describes some of the general terms that may apply to these securities and the general manner in which they may be offered. The specific terms of any securities to be offered, and the specific manner in which they may be offered, may be described in a supplement to this prospectus. You should read this prospectus and each applicable prospectus supplement carefully before you invest.

We are an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act of 2012, and have elected to comply with certain reduced public company reporting requirements in this and future filings.

Investing in our common stock involves risks. See the information under the captions “Risk Factors” beginning on page 5 of this prospectus, as well as the information under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated by reference in this prospectus. You should also read carefully and consider any additional risk factors included in documents that we file with the Securities and Exchange Commission that are incorporated by reference in this prospectus prior to completion of this offering.

Neither the SEC nor any state or other securities commission has approved or disapproved of these securities nor passed upon the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 30, 2016.

ABOUT THIS PROSPECTUS

This document is called a prospectus and is part of a registration statement on Form S-1 that we have filed with the SEC. From time to time, we may file one or more prospectus supplements to add, update or change information included in this prospectus.

We urge you to carefully read this prospectus, any applicable prospectus supplement and any related free writing prospectus, together with the information incorporated herein by reference as described under the heading “Incorporation of Certain Information by Reference,” before buying any of the securities being offered.

You should rely only on the information provided in this prospectus or documents incorporated by reference into this prospectus. We have not, authorized anyone to provide you with different information. This prospectus covers offers and sales of our securities only in jurisdictions in which such offers and sales are permitted.

Neither the delivery of this prospectus nor any sale made under it implies that there has been no change in our affairs or that the information in this prospectus is correct as of any date after the date of this prospectus. You should assume that the information in this prospectus, any applicable prospectus supplement or any related free writing prospectus is accurate only as of the date on the front cover of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus, any applicable prospectus supplement or any related free writing prospectus, or any sale of a security.

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus and any prospectus supplement. We have filed, and plan to continue to file, other documents with the SEC that contain information about us and our business. Also, we will file legal documents that control the terms of the securities offered by this prospectus as exhibits to the reports that we file with the SEC. The registration statement and other reports can be read at the SEC Internet site or at the SEC offices mentioned under the heading “Available Information.”

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Available Information.”

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended (“Securities Act”), with respect to the securities covered by this prospectus. This prospectus, which is a part of such registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the securities covered by this prospectus, please see the registration statement and the exhibits filed with the registration statement. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the Public Reference Room maintained by the SEC, located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is http://www.sec.gov.

We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and, in accordance therewith, we file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information are available for inspection and copying at the Public Reference Room and website of the SEC referred to above. We maintain a website at http://www.contrafect.com. You may access our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed pursuant to Sections 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Our website and the information contained on that site, or connected to that site, are not incorporated into and are not a part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC’s rules allow us to incorporate by reference information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. We incorporate by reference into this prospectus the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	Our Annual Report on Form 10-K for the year ended December 31, 2015, filed on March 15, 2016;

•	Our Current Reports on Form 8-K filed with the SEC on January 20, 2016, March 15, 2016, March 22, 2016 and March 25, 2016; and

•	The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on July 28, 2014.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. Written or telephone requests should be directed to ContraFect Corporation, Attn: General Counsel, 28 Wells Avenue, 3rd Floor, Yonkers, NY 10701; telephone +1 (914) 207-2300.

FORWARD-LOOKING STATEMENTS

This prospectus, including the documents we incorporate by reference into it, contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. Such statements include, without limitation, statements regarding our expectations, hopes or intentions regarding the future. These forward looking statements can often be identified by their use of words such as “expect,” “believe,” “anticipate,” “outlook,” “could,” “target,” “project,” “intend,” “plan,” “seek,” “estimate,” “should,” “may” and “assume,” as well as variations of such words and similar expressions referring to the future.

Forward-looking statements involve certain risks and uncertainties, many of which are beyond our control. If any of those risks and uncertainties materialize, actual results could differ materially from those discussed in any such forward-looking statement. Among the factors that could cause actual results to differ materially from those discussed in forward-looking statements are those discussed under the heading “Risk Factors” below, those discussed under the heading “Risk Factors” and in other sections of our Annual Report on Form 10-K for the year ended December 31, 2015, as well as in our other reports filed from time to time with the SEC that are incorporated by reference into this prospectus. See “Available Information” and “Incorporation of Certain Information by Reference” for information about how to obtain copies of those documents.

All forward-looking statements in this prospectus and the documents incorporated by reference into it are made only as of the date of the document in which they are contained, based on information available to us as of the date of that document, and we caution you not to place undue reliance on forward-looking statements in light of the risks and uncertainties associated with them. Except as required by law, we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

Investing in our common stock involves risks. You should carefully consider the risks described below, together with all of the other information included or incorporated by reference in this prospectus, before making an investment decision. In particular, you should consider the matters discussed under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated by reference in this prospectus. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks or uncertainties. The risks and uncertainties described or incorporated by reference in this prospectus are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of those risks actually occur, our business, financial condition and results of operations may be adversely affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Investors receiving shares of common stock upon exercise of the Warrants will incur immediate and substantial dilution.

Investors receiving shares of common stock upon exercise of the Warrants will incur immediate and substantial dilution in net tangible book value per share. Given the Class A Warrant exercise price of $4.80 per share, investors receiving shares of common stock upon exercise of the Class A Warrants will effectively incur dilution of $2.91 per share in the net tangible book value of their purchased shares of our common stock, assuming full exercise of all outstanding Warrants. Given the Representative’s Warrant exercise price of $7.50 per share, investors receiving shares of common stock upon exercise of the Representative’s Warrant will effectively incur dilution of $5.61 per share in the net tangible book value of their purchased shares of our common stock, assuming full exercise of all outstanding Warrants. Investors may experience further dilution to the extent that shares of our common stock are issued upon the exercise of outstanding stock options and warrants.

CONTRAFECT CORPORATION

We are a clinical-stage biotechnology company focused on discovering and developing therapeutic protein and antibody products for the treatment of life-threatening infectious diseases, including those caused by drug-resistant pathogens, particularly those treated in hospital settings. Drug-resistant infections account for two million illnesses in the United States and 700,000 deaths worldwide each year. We intend to address drug-resistant infections using product candidates from our lysin and monoclonal antibody platforms that target conserved regions of either bacteria or viruses. Lysins are enzymes derived from naturally occurring bacteriophage which are viruses that infect bacteria. When recombinantly produced and then applied to bacteria, lysins cleave a key component of the target bacteria’s peptidoglycan cell wall, which results in rapid bacterial cell death. Lysins kill bacteria faster than conventional antibiotics, which typically require bacterial cell division and metabolism in order to kill or stop the growth of bacteria. We believe that the properties of our lysins will make them suitable for targeting antibiotic-resistant organisms, such as Staphylococcus aureus which causes serious infections such as bacteremia, pneumonia and osteomyelitis. In addition, our lysins have demonstrated the ability to clear biofilms in animal models, and we believe they may be useful for the treatment of biofilm-related infections in prosthetic joints, indwelling devices and catheters. Beyond our lysin programs, we are exploring therapies using monoclonal antibodies (“mAbs”) designed to bind to viral targets. Our approach to antibody therapy employs a combination of multiple mAbs to either achieve greater efficacy or provide broader coverage across pathogenic strains.

We were incorporated under the laws of the State of Delaware in March 2008. Our principal executive offices are located at 28 Wells Avenue, 3rd Floor, Yonkers, NY 10701, and our telephone number is (914) 207-2300. Our website address is www.contrafect.com. The information contained on our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our securities. Our securities trade on the NASDAQ Capital Market under the symbols “CFRX” and “CFRXW.”

USE OF PROCEEDS

Assuming full exercise of all Warrants, we will receive gross proceeds of approximately $34.6 million. We currently intend to use such proceeds for working capital and general corporate purposes. The amount and timing of our actual use of proceeds may vary significantly depending upon numerous factors, including the actual amount of proceeds we receive and the timing of when we receive such proceeds.

SUPPLEMENTAL INFORMATION

As of the end of our fiscal year ended December 31, 2015, we no longer qualified as a “smaller reporting company,” as defined in Rule 12b-2 of the Exchange Act. The disclosure in this section is incremental to the disclosure contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “2015 10-K”), which is incorporated by reference in this prospectus, and is intended to supplement certain sections of our 2015 10-K wherein we took advantage of the scaled disclosure requirements available to companies transitioning out of smaller reporting company status.

Contractual Obligations

The following summarizes our known contractual obligations as of December 31, 2015:

Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Operating lease obligations (1)	$11,425,691	$851,895	$1,755,244	$1,826,156	$6,992,396
License and sponsored research agreements (2)	1,450,044	540,044	310,000	400,000	200,000

Total obligations	$12,875,735	$1,391,939	$2,065,244	$2,226,156	$7,192,396

(1)	Represents future minimum lease payments under non-cancelable operating leases for our current facilities in Yonkers, New York which expire in 2027. The minimum lease payments above do not include certain utility costs, common area maintenance charges or real estate taxes.
(2)	Represents certain amounts payable under our licenses and sponsored research agreements with The Rockefeller University and Trellis Bioscience LLC.

We enter into contracts in the normal course of business with contract research organizations, or CROs, for clinical trials, clinical supply manufacturing, non-clinical and preclinical studies and for other services and products for operating purposes. These contracts generally provide for termination on notice, and therefore are cancelable contracts and not included in the table of contractual obligations.

The contractual obligations table also does not include any potential contingent payments upon the achievement by us of specified clinical, regulatory and commercial events, as applicable, or royalty payments we may be required to make under license agreements we have entered into with The Rockefeller University and Trellis Bioscience LLC. The occurrence and timing of these events are difficult to predict and subject to significant uncertainty. Since we are unable to reliably estimate the timing and amounts of such milestone and royalty payments, or whether they will occur at all, these contingent payments have been excluded from the table above. See “Note 15—Notes to Financial Statements” on Page F-25 of our 2015 10-K for additional information.

Quantitative and Qualitative Disclosures about Market Risk

Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. As of December 31, 2015, we had cash, cash equivalents and marketable securities of $32.9 million. Because of the short-term maturities of our cash equivalents and marketable securities, we do not believe that an increase in market rates would have any significant impact on the fair value of our cash equivalents or marketable securities. If a 10% change in interest rates were to have immediately occurred on December 31, 2015, this change would not have had a material effect on the fair value of our investment portfolio as of that date.

While we believe our cash, cash equivalents and marketable securities do not contain excessive credit or liquidity risk, we cannot provide absolute assurance that in the future our investments will not be subject to adverse changes in market value. In addition, we maintain significant amounts of cash and cash equivalents at one or more financial institutions that are in excess of federally insured limits.

We do not own any derivative financial instruments. Accordingly, we do not believe that there is any material market risk exposure with respect to derivative, foreign currency or other financial instruments that would require disclosure under this item.

Selected Quarterly Financial Data (Unaudited)

	Quarter Ended
	March 31	June 30	September 30	December 31
2015:
Loss from operations	$(4,695,076)	$(7,163,771)	$(5,719,260)	$(7,487,230)
Net loss	$(4,851,763)	$(7,116,340)	$(5,564,520)	$(7,588,341)
Net loss attributable to common shareholders	$(4,851,763)	$(7,116,340)	$(5,564,520)	$(7,588,341)
Net loss per share of common stock, basic and diluted	$(0.24)	$(0.33)	$(0.22)	$(0.28)
Weighted average shares of common stock outstanding	20,221,463	21,244,276	25,080,838	26,678,800

2014:

Loss from operations	$(4,787,964)	$(2,680,438)	$(4,638,526)	$(4,828,983)
Net loss	$(5,212,812)	$(3,801,923)	$(16,397,678)	$(4,736,671)
Net loss attributable to common shareholders	$(5,212,812)	$(8,270,375)	$(16,397,678)	$(4,736,671)
Net loss per share of common stock, basic and diluted	$(5.15)	$(8.17)	$(1.22)	$(0.23)
Weighted average shares of common stock outstanding	1,011,997	1,011,997	13,403,595	20,207,191

Basic and diluted net loss per common share amounts for each quarter and full year are calculated separately. Accordingly, quarterly amounts may not add to the annual amount because of differences in the weighted-average common shares outstanding during each period principally due to our issuance of common stock during the year.

DILUTION

Upon exercise of the Warrants, a Warrant holder’s ownership interest in our common stock will be diluted immediately to the extent of the difference between the exercise price per Warrant and the pro forma net tangible book value per share of our common stock at the time of exercise of such Warrant.

Our historical net tangible book value as of December 31, 2015 was $30.7 million, or $1.12 per share of our common stock. Historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding.

Our pro forma net tangible book value as of December 31, 2015 was $65.2 million, or $1.89 per share of our common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the pro forma number of shares of our common stock outstanding after giving effect to the issuance of 7,086,743 shares of common stock issuable upon the full exercise of all Warrants.

After giving effect to the exercise of all Warrants, our pro forma net tangible book value as of December 31, 2015 would have been $65.2 million, or $1.89 per share. This represents an immediate increase in pro forma net tangible book value per share of $0.77 to existing stockholders and immediate dilution of $2.91 and $5.61 in pro forma net tangible book value per share to new investors receiving shares of common stock following exercise of the Class A Warrants and the Representative’s Warrant, respectively. These effects on pro forma net tangible book values assume that the common stock issued following exercise of the Warrants will be accounted for as part of stockholders’ equity. Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this offering from the exercise price per Warrant paid by new investors. The following table illustrates this dilution on a per share basis:

Class A Warrant exercise price per share		$4.80
Representative’s Warrant exercise price per share		$7.50
Historical net tangible book value per share as of December 31, 2015	$1.12
Increase attributable to the pro forma transactions described in preceding paragraphs	$0.77

Pro forma net tangible book value per share as of December 31, 2015	$1.89
Increase in net tangible book value per share attributable to new investors	$0.77

Pro forma net tangible book value per share after this offering		$1.89

Dilution per share to new Class A Warrant investors		$2.91
Dilution per share to new Representative’s Warrant investors		$5.61

You will experience further dilution if any additional shares are issued in connection with the exercise of options and if other outstanding warrants are exercised.

The following table summarizes, on a pro forma basis as of December 31, 2015, the total number of shares of common stock purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by new investors in this offering at a Class A Warrant exercise price of $4.80 per share and a Representative’s Warrant exercise price of $7.50 per share. As the table shows, certain of the new investors purchasing our common stock will pay an average price per share substantially higher than our existing stockholders paid.

	Shares/Units Purchased		Total Consideration		Average Price Per Share/Unit
	Number	Percentage	Amount	Percentage
Existing stockholders	27,482,692	79%	$130,593,220	79%	$4.75
New Class A Warrant investors	6,880,333	20%	33,025,598	20%	4.80
New Representative’s Warrant investors	206,410	1%	1,548,075	1%	7.50

Total	34,569,435	100%	$165,166,893	100%

The table above is based on shares outstanding as of December 31, 2015 and includes the issuance of 7,086,743 shares of common stock issuable upon the full exercise of all outstanding Warrants.

The table above excludes:

•	4,952,055 shares of our common stock issuable upon the exercise of stock options outstanding as of March 9, 2016 at a weighted average exercise price of $4.66 per share;

•	6,416,363 shares of our common stock issuable upon the exercise of warrants outstanding as of March 9, 2016 (excluding the Warrants) at a weighted average exercise price of $5.17 per share; and

•	an additional 470,831 shares of our common stock that are available for future issuance under our 2014 equity compensation plan.

DESCRIPTION OF SECURITIES

The following description of our securities and of provisions of our amended and restated certificate of incorporation and amended and restated by-laws are summaries only and are qualified by reference to our certificate of incorporation and the by-laws. We have filed copies of these documents with the SEC as exhibits to the registration statement containing this prospectus.

Common Stock

Our authorized capital stock consists of 100,000,000 shares of our common stock, par value $0.0001 per share. Our common stock is listed on the NASDAQ Capital Market under the symbol “CFRX.” The Transfer Agent and Registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a majority of the votes cast by the stockholders entitled to vote on the election. Any matter other than the election of directors shall also be determined by a majority of the votes cast. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Class A Warrants

The Class A Warrants entitle the registered holder to purchase one share of our common stock at a price equal to $4.80, subject to adjustment as discussed below, on or before February 1, 2017. We may, in our sole discretion, further extend the duration of the Class A Warrants by delaying the expiration date upon not less than 20 days’ notice to registered holders of the Class A Warrants. Each Class A Warrant is listed on the NASDAQ Capital Market under the symbol “CFRXW.”

We may redeem the outstanding Class A Warrants without the consent of any third party:

•	in whole and not in part;

•	at a price of $0.01 per Class A Warrants, so long as a registration statement relating to the common stock issuable upon exercise of the Class A Warrants is effective and current;

•	upon not less than 30 days’ prior written notice of redemption; and

•	if, and only if, the last reported sale price of a share of our common stock equals or exceeds 200% of the Class A Warrant exercise price (subject to adjustment for splits, dividends, recapitalization and other similar events) for any 20 trading days within a 30 consecutive trading day period ending three business days before we send the notice of redemption to the holders of Class A Warrants.

If the foregoing conditions are satisfied and we call the Class A Warrants for redemption, each holder of Class A Warrants will then be entitled to exercise his, her or its Class A Warrants prior to the date scheduled for redemption. However, there can be no assurance that the price of the common stock will exceed the Class A Warrants exercise price after the redemption call is made.

The terms of the Class A Warrants are governed by the Class A Warrant Agreement, dated July 28, 2014, between us and American Stock Transfer & Trust Company, LLC, as warrant agent (in such capacity, the “Warrant Agent”). Certain provisions of the Class A Warrants are set forth herein but are only a summary and are qualified in their entirety by the relevant provisions of the Class A Warrant Agreement, which has been filed as an exhibit to the registration statement containing this prospectus, and evidenced by warrant certificate, the form of which has been filed as an exhibit to the registration statement containing this prospectus, and which have been incorporated by reference into this prospectus.

The exercise price and number of shares of common stock issuable upon exercise of the Warrants may be adjusted in certain circumstances, including in the event of a stock dividend or recapitalization, reorganization, merger or consolidation. However, the Warrants will not be adjusted for issuances of common stock at prices below their respective exercise prices.

The Warrants may be exercised upon surrender of the applicable Warrant Certificate on or prior to the applicable expiration date at the offices of the Warrant Agent, with the exercise form on the reverse side of the Warrant Certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of Warrants being exercised. Under the terms of the applicable Warrant Agreement, we have agreed to use our reasonable best efforts to maintain the effectiveness of a registration statement and related prospectus relating to common stock issuable upon exercise of the Warrants until the expiration of the Warrants. The Warrant holders do not have the rights or privileges of holders of common stock or any voting rights until they exercise their Warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

A holder may not exercise any portion of a Warrant to the extent that the holder, together with its affiliates and any other person or entity acting as a group, would own more than 4.99% of our outstanding common stock after exercise, as such percentage ownership is determined in accordance with the terms of the Warrant, except that upon at least 61 days’ prior notice from the holder to us, the holder may waive such limitation.

No fractional shares of common stock will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number of shares of common stock to be issued to the Warrant holder. If multiple Warrants are exercised by the holder at the same time, we will aggregate the number of whole shares issuable upon exercise of all the Warrants.

Representative’s Warrant

The Representative’s Warrant entitles the registered holder to purchase one share of our common stock at a price equal to $7.50 per share, subject to adjustment as discussed below, on or before July 28, 2019. The Representative’s Warrant is not redeemable by us and allows for “cashless” exercise. The Representative’s Warrant also provides for unlimited “piggyback” registration rights with respect to the underlying shares during the term of the warrant. The Representative’s Warrant contains anti-dilution terms that allow the Warrant holder to receive more shares or exercise at a lower price than originally agreed to upon at the time of the offering, provided that the public stockholders of the Company are proportionally affected by a stock split, stock dividend or other similar event. The Representative’s Warrant does not provide for the accrual of cash dividends prior to the exercise or conversion of the Representative’s Warrant.

The terms of the Representative’s Warrant are governed by the Representative’s Warrant, dated August 27, 2014, which has been filed as an exhibit to the registration statement containing this prospectus and incorporated by reference into this prospectus. Certain provisions of the Representative’s Warrant are set forth herein but are only a summary and are qualified in their entirety by the relevant provisions of the Representative’s Warrant.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Warrant Agent

The warrant agent for the Class A Warrants is American Stock Transfer & Trust Company, LLC.

LEGAL MATTERS

Shearman & Sterling LLP has passed upon the validity of the securities offered pursuant to this prospectus for us.

EXPERTS

Ernst & Young LLP, an independent registered public accounting firm, has audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2015, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.